EXHIBIT 99.1

NEWS RELEASE

May 11, 2022

AVINO REPORTS Q1 2022 FINANCIAL RESULTS

Generates Record Quarterly Revenue and Mine Operating Income

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company") released today its consolidated financial results for the Company’s first quarter 2022. The Financial Statements and Management’s Discussion and Analysis (MD&A) can be viewed on the Company’s website at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

“We are very pleased with the strong start to the year, highlighted by record revenues and mine operating income,” said David Wolfin, President and CEO. “We had an outstanding first quarter and our financial performance demonstrates strong operational achievements that generated $11.1 million in revenues and $4.7 million in mine operating income, with earnings per share of $0.01 and operating cash flow and adjusted earnings per share of $0.03. During the quarter, we maintained strong and consistent margins. The closing of the acquisition of La Preciosa sets us on the pathway to expand our current mining complex through regional growth with the goal of achieving intermediate producer status. Together with exciting drill results from La Potosina and the Oxide Tailings, the events of the quarter are just the beginning of an important time in Avino’s history, and we are looking forward to the remainder of the year and beyond.”

1st Quarter 2022 Highlights

Strong Q1 2022 Financial Performance with Record Revenues and Mine Operating Income

● Record revenues and mine operating income, with revenues of $11.1 million and mine operating income of $4.7 million, earnings per share of $0.01 and operating cash flow generated (pre-working capital adjustments) per share of $0.03.

Closing of Strategic Acquisition of La Preciosa Silver Project from Coeur Mining Inc. (“Coeur”)

● On March 21, 2022, the Company announced that it has closed the acquisition with Coeur to acquire the La Preciosa silver project, which is located adjacent to the Avino Mine in the state of Durango, Mexico, for upfront consideration of $29.7 million, consisting of $15.3 million cash and the remaining in equity on closing, and $5 million due within 12 months of closing. Further contingent consideration including cash, royalties and a mineral reserve discovery payment.

Avino Silver & Gold Mines Ltd. – May 11, 2022

Avino Reports Q1 2022 Financial Results

Generates Record Quarterly Revenue and Mine Operating Income

La Potosina Exploration Results Continue to Impress

● On March 9, 2022, the Company announced drill results from the La Potosina area of the Avino property, including 668 g/t AgEq over 2.95 metres. These results are following up on historic results from 2011, which included 2,737 g/t AgEq over 0.40 metres.

Advanced the Oxide Tailings Project

● With the release of the results from the 110 drill-hole program, the Company is moving forward with a comprehensive metallurgical testwork program to progress this project to the next phase of development.

Working Capital & Liquidity at March 31, 2022

● The Company’s cash balance at March 31, 2022, totaled $11.7 million compared to $24.8 million at December 31, 2021. Working capital totaled $14.5 million at March 31, 2022, compared to $31.6 million at December 31, 2021. Both of these figures have increased on a net basis following the upfront consideration payment of $15.3 million and addition of $5 million note payable to Coeur for the acquisition La Preciosa.

First Quarter 2022 Financial Highlights

● Record revenues of $11.1 million

● Record mine operating income of $4.7 million, $5.2 million net of non-cash depreciation and depletion

● Net income of $0.6 million, or $0.01 per share

● Cash costs per silver equivalent payable ounce sold1 - $11.81 per ounce

● All in sustaining cash cost per silver equivalent payable ounce sold1 - $19.90 per ounce

● Earnings before interest, taxes, depreciation and amortization (“EBITDA”)1 of $2.8 million

● Adjusted earnings1 of $3.4 million, or $0.03 per share

● Operating cash flows (before working capital changes) of $3.7 million, or $0.03 per share1

Avino Silver & Gold Mines Ltd. – May 11, 2022

Avino Reports Q1 2022 Financial Results

Generates Record Quarterly Revenue and Mine Operating Income

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	First Quarter 2022	First Quarter 2021	Change	First Quarter 2022	Fourth Quarter 2021	Change
Financial Operating Performance
Revenues	$11,050	$29	-%	$11,050	$9,318	19%
Mine operating income (loss)	$4,744	$(680)	798%	$4,744	$4,406	8%
Net income (loss)	$646	$(1,818)	136%	$646	$2,629	-75%
Earnings (losses) before interest, taxes and amortization (“EBITDA”)[1]	$2,777	$(1,740)	260%	$2,777	$4,821	-42%
Adjusted earnings (losses)[1]	$3,350	$(944)	455%	$3,350	$4,746	-29%
Cash flow from operations before working capital changes	$3,652	$(1,093)	434%	$3,652	$4,020	-9%
Per Share Amounts (diluted)
Earnings (loss) per share	$0.01	$(0.02)	150%	$0.01	$0.03	-67%
Adjusted earnings (loss)[1] per share	$0.03	$(0.01)	400%	$0.03	$0.05	-40%
Cash flow per share[1]	$0.03	$(0.01)	400%	$0.03	$0.04	-25%
HIGHLIGHTS (Expressed in 000’s of US$)	March 31, 2022	March 31, 2021	Change	March 31, 2022	December 31, 2021	Change
Liquidity & Working Capital
Cash	$11,686	$27,030	-57%	$11,686	$24,765	-53%
Working capital	$14,528	$31,220	-53%	$14,528	$31,635	-54%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted earnings, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section of the MD&A for further information and detailed reconciliations.

Capital Expenditures:

Cash capital expenditures company-wide for the first quarter 2022 were $0.9 million compared to $0.4 million for first quarter 2021. Expenditures relate to exploration drilling costs on the Avino property and on TSF #1, which contains the Oxide Tailings Resource, and costs related to the construction of the dry-stack tailings storage facility. The Company also added an additional $1.0 million in leased capital equipment, including a new underground

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Avino Silver & Gold Mines Ltd. – May 11, 2022

Avino Reports Q1 2022 Financial Results

Generates Record Quarterly Revenue and Mine Operating Income

Operational Highlights and Overview

HIGHLIGHTS (Expressed in US$)	First Quarter 2022	First Quarter 2021	Change	First Quarter 2022	Fourth Quarter 2021	Change[1]
Operating
Tonnes Milled	111,138	-	100%	111,138	103,513	7%
Silver Ounces Produced	164,358	-	100%	164,358	163,933	-%
Gold Ounces Produced	801	-	100%	801	2,158	-63%
Copper Pounds Produced	1,217,349	-	100%	1,217,349	1,128,728	8%
Silver Equivalent Ounces[1] Produced	457,798	-	100%	457,798	541,432	-15%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	495,109	-	100%	495,109	417,881	18%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$11.81	$-	100%	$11.81	$9.57	23%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$19.90	$-	100%	$19.90	$17.24	15%

1. In Q1 2022, AgEq was calculated using metals prices of $23.94 oz Ag, $1,874 oz Au and $4.53 lb Cu. In Q4 2021, AgEq was calculated using metals prices of $23.32 oz Ag, $1,783 oz Au and $4.40 lb Cu. Q4 2021 was the most recent quarter of consolidated production and is most appropriate for comparison purposes, as there was no production for Q1 2021. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce and all-in sustaining cash cost per payable ounce. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section of the MD&A for further information and detailed reconciliations.

During Q1 2022, underground mining operations continued to ramp up with consolidation production for the quarter of 457,798 silver equivalent ounces consisting of 164,358 ounces of silver, 801 ounces of gold, and 1,217,349 pounds of copper.

Underground mining operations are now hauling between 1,400 and 1,900 tpd to surface on a daily basis, with the mill operating at a similar capacity. The Company is working towards achieving nameplate capacity of 2,500 tpd.

Avino Silver & Gold Mines Ltd. – May 11, 2022

Avino Reports Q1 2022 Financial Results

Generates Record Quarterly Revenue and Mine Operating Income

Exploration Update – 2022 Drill Program

The Company has budgeted 15,000 metres of drilling in 2022, with a focus on La Potosina, at depths below the current Elena Tolosa production area and further drilling of 17 additional holes on the Oxide Tailings project. To date, the Company has completed 5,075 metres of drilling in 2022.

During the quarter, the Company announced drill results from Phase 2 of the 2021 drill campaign which included over 15,500 metres of drilling focusing on several targets.

The initial results from La Potosina were announced in early March and included 2,400 metres of drilling. This area of the Avino property has been known to host high-grade, low suphidation style mineralization similar to our San Gonzalo mine. The La Potosina area is only 3 kms from the San Gonzalo Mine and 5 kms from the mill facilities at the Avino mine.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, EBITDA, and adjusted earnings/losses, all of which are non-IFRS measures. These measures are used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s MD&A.

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Thursday, May 12, 2022, at 9:00 am PDT (12:00 pm EDT). Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here: Avino First Quarter 2022 Financial Results Conference Call and Webcast.

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Avino Silver & Gold Mines Ltd. – May 11, 2022

Avino Reports Q1 2022 Financial Results

Generates Record Quarterly Revenue and Mine Operating Income

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the amended mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Avino Property”) with an effective date of January 13, 2021, prepared for the Company, and La Preciosa’s updated October 27, 2021 resource estimate and references to Measured, Indicated, Inferred Resources that may be referred to in this press release.  These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that its files with the U.S. Securities and Exchange Commission.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”). Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.